Exhibit 21.1

Huachen AI Parking Management Technology Holding Co., Ltd

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation

Hua Chen Intelligent Technology Co. Limited	Hong Kong
Huachen AI Technology (Zhejiang) Co., Ltd.	People’s Republic of China
Zhejiang Huachen Technology Co., Ltd.	People’s Republic of China
Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd.	People’s Republic of China
Shanghai Tiandiricheng Parking Lots Management Co., Ltd.	People’s Republic of China
Zhejiang Tiandidaochuan Parking Equipment Co., Ltd.	People’s Republic of China
Shanghai Yufen Information Technology Co., Ltd.	People’s Republic of China
Shanghai Tiandi Puji Parking Management Co., Ltd.	People’s Republic of China
Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd.	People’s Republic of China